January 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure and Review Office

3 World Financial Center

New York, NY 10281

Attn.: Megan Miller

Re: SEC Staff financial statement review comments for the registered investment companies in the Legg Mason Fund Complex

Dear Ms. Megan Miller:

We are responding to your comments issued via telephone on January 3, 2017 concerning the financial statements of ClearBridge Energy MLP Fund, Inc., ClearBridge Energy MLP Opportunity Fund, Inc., ClearBridge Energy MLP Total Return Fund, Inc., and ClearBridge American Energy MLP Fund, Inc. (collectively, the “Funds”) filed with the SEC in Form N-CSR for the fiscal year ended November 30, 2015. For your convenience, we have repeated your comments (displayed in italics) immediately before our responses.

Based on our consideration of the Staff’s comments, and as set forth in our responses below, we intend to make the relevant filings and amend our financial statement disclosures similar to those proposed herein for future annual and/or quarterly (as applicable) filings.

Comment #1

Please disclose in future notes to the financial statements that the funds follow the accounting and reporting guidance for Investment Companies. (See ASC 946-10-50-1)

Response: Note 1 indicates that the Funds are closed-end management investment companies registered under the Investment Company Act of 1940. Note 1 further indicates that the Funds’ significant accounting policies contained in the notes to the financials are consistently followed and are in conformity with U.S. generally accepted accounting principles. We believe this disclosure is consistent with ASC 946-10-50-1.

Comment #2

Please disclose the frequency in which the subadvisor is paid.

Response: The bold text below will be added to Note 2 of the Funds’ financial statements to disclose the frequency in which the subadvisor is paid.

“For its services, LMPFA pays ClearBridge monthly 70% of the net management fee it receives from the Fund.”

Comment #3

Please consider footnoting liquidation preference per share in Note 7 to indicate that the amounts do not include accrued and unpaid dividends.

Response: Note 7 states that the Fund may redeem the mandatorily redeemable preferred stock at the liquidation preference amount plus all accumulated but unpaid dividends (emphasis added). The underlined language indicates that the liquidation preference per share disclosed in Note 7 excludes accrued and unpaid dividends. We believe these current disclosures address the Staff’s comment.

Comment #4

Where estimated fair value is shown pursuant to ASC 820-10-50-2(e) please consider disclosing that the liabilities are not measured at fair value on the statement of assets and liabilities.

Response: The Funds disclose the estimated fair values for senior secured notes and mandatory redeemable preferred stock pursuant to ASC 820-10-50-2(e). The paragraph following the table summarizes key terms and states that the estimated fair values were calculated “for disclosure purposes.” We believe that the language “for disclosure purposes” addresses the Staff’s comment.

Comment #5

ClearBridge Energy MLP Opportunity Fund, Inc. – Please explain why Rice Midstream Partners is not classified as a level 3 security as the footnote to the schedule of investments indicates the security is illiquid.

Response: ClearBridge Energy MLP Opportunity Fund, Inc (“EMO”) held two equity lines of Rice Midstream Partners (“Rice”) as of November 30, 2015. The shares of Rice valued at $12,700,608 were classified as Level 1 in the fair value hierarchy table disclosed in Note 1 because the inputs used to arrive at value met the definition of a level 1 security—value was based on quoted prices in active markets for identical investments.

The shares of Rice valued at $5,056,239 (“Restricted Shares”) were classified as Level 2 in the fair value hierarchy table. These shares were acquired through a private placement and were restricted as to resale because they were in the process of being registered with the SEC. The Restricted Shares were identified in the schedule of investments as restricted (also see Note 10), illiquid and valued in good faith in accordance with procedures approved by the Board of Directors. The value of the Restricted Shares was classified as Level 2 because the most significant inputs used to arrive at value met the definition of a level 2 security - value was based on other significant observable inputs including quoted prices for similar investments. The value was largely determined by quoted prices of the freely traded shares and applying a discount.

Comment #6

ClearBridge Energy MLP Opportunity Fund, Inc. – Rice Midstream Partners is listed twice in the schedule of investments - please consider enhancing disclosure in future financial statements.

Response: See response to Comment #5. The SEC registration process was completed for the Restricted Shares subsequent to November 30, 2015 and the Restricted Shares were no longer considered restricted and illiquid. Rice was reported as one investment within the schedule of investments in subsequent financial statements.

Comment #7

The first sentence in the DRIP plan disclosures states, “Unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your Common Stock will be automatically reinvested…” Please consider expanding the disclosure to include return-of-capital distributions.

Response: The bold text below will be added to the following language:

“Unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends and return of capital distributions, on your Common Stock will be automatically reinvested…”.

Comment #8

The Staff noted the funds have prepaid some of its notes and made certain amendments to the note purchase agreements permitting the funds to prepay their notes and preferred stock. Please consider expanding the disclosure in the note to the financial statements on the accounting treatment of any deferred offering costs and deferred debt issuance costs (i.e. such costs should be accelerated).

Response: The existing disclosure for debt issuance and offering costs states that these costs are amortized to expense over the life of the debt. This language implies that if the life of the debt is shorter than the legal maturity date, the debt issuance and offering costs will be expensed accordingly. Additionally, the footnotes to the expense ratios presented in the financial highlights disclose the impact of accelerating the deferred offering costs and deferred debt issuance costs. We believe these current disclosures address the Staff’s comment.

Comment #9

Confirm for the staff if the following transactions to the extent known have been appropriately disclosed in the financial statements pursuant to ASC 850-10-50. The following transactions are:

•	Shareholders of the fund that are other funds or entities that are managed by the same advisor or manager

•	And/or other shareholders that are deemed to be affiliates of the fund including management (affiliated ownership to the extent known).

Response: We confirm, to the extent known, that the transactions referenced above have been appropriately disclosed in the financial statements pursuant to ASC 850-10-50.

Please call Richard F. Sennett (410-454-2220) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard F. Sennett
Richard F. Sennett
Managing Director
Global Fiduciary Platform
Legg Mason & Co. LLC